Exhibit 99.1

NewsRelease

TransCanada CEO Explains Why Keystone is in U.S. National Interest: Energy Security & Jobs

WASHINGTON D.C. – October 7, 2011 – TransCanada Corporation’s (TSX, NYSE:TRP) (TransCanada) President and CEO was in Washington, D.C. to discuss the fundamental reasons why the Keystone XL pipeline is in the national interest of the United States and should be built.  Russ Girling explained the pipeline would help Americans achieve two primary goals:  increase domestic energy security and create thousands of jobs.

"The Keystone XL project is a privately funded $7 billion dollar undertaking that will directly create thousands of construction and manufacturing jobs and indirectly stimulate additional private sector investment and job creation," said Russ Girling, TransCanada’s president and chief executive officer. "Thousands of those working men and women spoke out in support of the project, one in particular captured what this pipeline means to them - 'This pipeline is not just a pipeline - to me it's a lifeline'."

Within days of receiving regulatory approval, Keystone XL would create 20,000 construction and manufacturing jobs in the U.S during the construction phase. This includes welders, pipefitters, heavy equipment operators, engineers and many other trades. Investing billions in the economy would also lead to the creation of 118,000 spin-off jobs as local businesses benefit from workers staying in hotels, eating in restaurants and TransCanada buying equipment and supplies.

The Keystone XL project is expected to create $20 billion of economic stimulus to the U.S. during construction and contribute over $5 billion in property taxes to the communities it will pass through – money counties could use to build new roads, schools and hospitals.

"The United States consumes 15 million barrels of crude oil per day and imports 11 million barrels per day. Under any scenario, the need for crude oil as the primary transportation fuel will remain for decades," added Girling. "The United States has a choice of receiving more oil from its most secure, most stable and most reliable trade partner, Canada, or to continue to import from less stable locations that do not share the interest and values of Americans."

The benefits of Keystone are not limited to the states where it would be located.  From pipe manufactured in Arkansas, pump motors made in Ohio and transformers built in Pennsylvania, workers in almost every state in the U.S. would benefit from the project and the ongoing development of Canada’s oil sands. The Perryman study conservatively estimated the permanent increase in stable oil supplies that Keystone XL creates will add more than 250,000 permanent jobs for U.S. workers and add more than $100 billion in annual total expenditures to the U.S. economy.

If construction of the pipeline begins early in 2012, Keystone XL is expected be operational in 2013.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 57,000 kilometres (35,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada.

Forward-Looking Information
This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate," "expect," "believe," "may," "should," "estimate," "project," "outlook," "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada securityholders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operations plans and outlook. Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects, projects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, and strategies and goals for growth and expansion. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of TransCanada's pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America. By its nature, forward looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned to not place undue reliance on this forward looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward looking information, whether as a result of new information, future events or otherwise, except as required by law.

Media Enquiries:	Terry Cunha/Shawn Howard	403.920.7859 800.608.7859
Investor & Analyst Enquiries:	David Moneta/Terry Hook/Lee Evans	403.920.7911 800.361.6522

BackGrounder                                                                                                                 Job Creation

•
Keystone XL is the largest infrastructure project on the books in the U.S. right now.  It will create 13,000 construction jobs.  Construction of the 1,600 mile pipeline is broken down into 17 pipeline spreads with 500 workers per spread – that’s 8,500 workers.

•
Keystone XL also needs 30 pump stations worth tens of millions of dollars.  Each station requires 100 workers – that’s 3,000 jobs.  Add in another 600 jobs that will be needed for the six construction camps and tank construction at Cushing, Oklahoma.

•	A project of such magnitude needs construction and management and inspection oversight – the 1,000 workers here brings the overall Keystone XL total to 13,000 direct, on-site jobs.

•
The $7 billion project requires hundreds of millions of dollars worth of materials and related services for items such as the steel pipe, the tens of thousands of fittings, hundreds of large valves, fabrication of piping assemblies and structural steel for supports, and thousands of other pieces of equipment used to build such things as transformers for pumping stations, meters to measure the amount of oil delivered, large electric motors for operating pumps and cabling and electrical equipment to connect our vast pipeline monitoring systems.

•
This work is expected to create an additional 7,000 manufacturing jobs.  Key support companies include: Welspun (pipe from Arkansas), Cameron (valves from Louisiana), Siemens (pumps and motors and related control equipment, approximately $200 million invested to manufacture in Oregon, Ohio, and Indiana) and dozens of other companies manufacturing everything from nuts and bolts to complex electrical control equipment.

•
Keystone phase 1 began transporting crude oil to refineries in July 2010.  The phase two section from Steele City, Nebraska to Cushing, Oklahoma became operational in February 2011.  The U.S. has already benefited from the creation of 9,000 construction jobs during construction of the initial $6 billion project.

•
As Keystone XL supports oil sands development, the jobs impact becomes even more pronounced.  The Canadian Energy Research Institute (CERI) predicts a $521 billion increase in the U.S. gross domestic product and the creation of 465,000 U.S. jobs.  For every two oil sands jobs created in Canada, one job will be created in the U.S.  Every State will benefit from this development.

•
At least 1,000 American companies supply goods and services to Canadian oil sands and pipeline companies -  Berg Steel Pipe in Houston, Siemens Energy from California and the Michelin plant in Greenville, South Carolina are just three examples.

BackGrounder                                                                               Comments of Support

“We’ve got probably the best trained workforce in the world. We’re concerned about the environment. We got to live here too. We’re worried about the air and the water quality and we feel like we can build this safer than anybody.”
Philip Stevenson, Director of Pipeline for the United Association of Plumbers and Pipefitters (KUT.org, 9/28/11)

“We need the jobs, it’s that simple.”
Bret Marshall, 53, a laborer’s union worker who said he hoped to get work on the line and drove more than 700 miles across Montana to attend the Department of State pubic meeting (New York Times, 9/28/11)

“Some of us took off from our jobs and others are here in desperate need of a job. We came to represent not just ourselves, but all workers who need the Keystone XL to be approved. Each day that workers go without a job we lose our homes, we go without healthcare for our families, and we go without proper care for our children. Without these jobs we also stop spending and supporting the economy. With good paying jobs we buy groceries, clothes, cars, houses and stimulate the economic engine that drives America. We proudly pay our taxes that build and maintain our infrastructure, schools, and social programs. In light of the current bleak economic situation, America simply can't afford not to approve the Keystone XL and put tens of thousands of Americans back to work."
Reno Hammond, Business Manager for the Southwest Laborers' District Council (Wilsoncountynews.com., 9/28/11)

“Along with shoring up national security by reducing dependence on foreign oil, the pipeline will provide a tremendous economic benefit and much-needed jobs for Oklahoma communities while following the strictest environmental guidelines for a pipeline project in our nation’s history.”
Oklahoma Attorney General Scott Pruitt (Press Release 9/29/11)

"Our state benefited greatly from the construction jobs related to this project and look forward to the potential of many more permanent jobs as the remainder of the pipeline is completed.”  Governor. Sam Brownback (The Capital Journal 9/27/11)